SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
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WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
MOSCOW
MUNICH
PARIS
November 19, 2014	SINGAPORE
SYDNEY
TOKYO
TORONTO

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

RE:	QIWI plc

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 12, 2014

Response dated October 6, 2014

File No. 001-35893

Dear Mr. Thompson:

On behalf of QIWI plc. (“QIWI” or the “Company” and together with its subsidiaries, the “Group”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Mr. Sergey Solonin, dated November 6, 2014, in response to the Company’s letter to the Commission dated October 6, 2014 (the “Response Letter”), in connection with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

Securities and Exchange Commission

November 19, 2014

Item 5. Operating and Financial Review and Prospects, page 56

5A. Operating Results, page 56

Segments, page 57

Comment 1:	Please provide us with the management structure, including the names, titles and responsibilities of the individuals who report to the CEO and COO.

Response:	We respectfully advise the Staff that the following management personnel report directly to the Company’s Chief Executive Officer, or CEO:

•     The Chief Financial Officer, or CFO, who is currently Mr. Alexander Karavaev. The CFO is primarily responsible for the financial and treasury affairs of the Group, including reporting, budgeting, liquidity management and IT support in accounting and financial reporting;

•     The Chief Operating Officer (Head of Project Office), or COO, who is currently Mr. Alexander Agakov. The COO is primarily responsible for coordinating the execution of new projects in the Group’s core business area of payment processing and monitoring the performance of such projects on an ongoing basis;

•     The Head of Sales and Marketing, who is currently Ms. Anna Stoklitskaya. The Head of Sales and Marketing manages marketing for the Group including brand management, consumer support, marketing and promotion activities;

•     The Head of Compliance, who is currently Mr. Andrey Popkov. The Head of Compliance manages development and monitoring of compliance policies including, among others, know-your-customer and anti-money laundering policies;

•     The Head of Agent Network Development, who is currently Ms. Elena Davydova. The Head of Agent Network Development manages the relationships with the Group’s agents, setting up credit support limits, negotiating key contract terms with agents, and advising on actions to be taken in order to expand the Group’s agent network;

•     The Head of QIWI Venture, who is currently Mr. Alexey Barinsky. The Head of QIWI Venture is responsible for all aspects of QIWI Venture, an internal department created for identifying innovative start-ups complementary to the Group’s business, including identifying new ventures and managing existing QIWI Venture projects;

• The Head of International Operations, who is currently Mr. Alexey Barov. The Head of International Operations is responsible for the management of the international operations of the Group;

•     The Head of IT, who is currently Mr. Dmitry Ukhanov. The Head of IT manages the Group’s IT infrastructure and development including identifying hardware to be acquired and is responsible for overseeing the development and maintenance of core IT systems;

• The General Counsel, who is currently Ms. Maria Panferova. The General Counsel manages the legal affairs of the Group;

• The Head of Human Resources, who is currently Ms. Olga Kim. The Head of Human Resources manages the human resources of the Group; and

• The Head of Security, who is currently Mr. Anton Kuranda. The Head of Security manages information security, fraud monitoring and office security of the Group.

Securities and Exchange Commission

November 19, 2014

The COO has seven project coordinators that report directly to him. Their functions are similar as they all coordinate project portfolios in different areas of the Group’s core business of payment processing and may have certain additional functions as outlined below:

• Victoria Dubovko primarily coordinates projects related to user interfaces of self-service kiosks. Ms. Dubovko also maintains the internal knowledge database of the Project Office;

• Ekaterina Kirtsova primarily coordinates projects related to web and mobile interfaces and card products;

•     Grigory Melekhov primarily coordinates projects related to the Group’s advertising products, agent network and processing of consumer data. Mr. Melekhov also develops organizational approaches that the Group uses for project management;

• Olga Martynova primarily coordinates projects related to new merchants and financial services clients. Ms. Martynova is also responsible for project assessment post-implementation;

• Alexander Osetrov coordinates projects related to the internal business processes of the Group; and

• Konstantin Vagner is responsible for coordinating project timeline and execution within the Project Office.

We would like to inform the Staff that the Company is currently undergoing additional management reorganizational changes, which, among others things, will result in transferring the responsibilities of the COO to the Head of Product Development, a new position that the Company intends to establish. Following these changes, which the Company expects to be completed by January 1, 2015, the Company will eliminate the position of COO.

Comment 2:	We note from your response to comment 1 in our letter dated September 23, 2014 that the development of the business has resulted in the growing interconnectedness and interrelation between Qiwi Distribution and Visa Qiwi Wallet segments. Please further explain this statement given various differences between the two segments such as the distribution networks.

Response:	We respectfully advise the Staff that as Visa Qiwi Wallet has grown, the volume of transactions processed through Qiwi Distribution relating to Visa Qiwi Wallet has increased substantially as a proportion of total group transaction volume. For instance, in 2013, the intersegment revenue for Qiwi Distribution was RUB 2,749 million, or 35.9% of the total revenue of Qiwi Distribution in 2013, compared to 2011, where intersegment revenue for Qiwi Distribution was RUB 696 million, or 9.8% of the total revenue of Qiwi Distribution in 2011. Over the same period, intersegment costs for Visa Qiwi Wallet were RUB 2,785 million, or 58.2% of the total costs of Visa Qiwi Wallet, compared to 2011, where intersegment costs of Visa Qiwi Wallet were RUB 700 million, or 56.1% of the total costs of Visa Qiwi Wallet in 2011.

Securities and Exchange Commission

November 19, 2014

A significant reason for the increasing intersegment revenue in Qiwi Distribution is that one of the primary means that Visa Qiwi Wallet account holders use to deposit money on their Visa Qiwi Wallet accounts, which the Company refers to as “loading” and “reloading”, is through QIWI’s kiosks and terminals. The Company believes that the growth of payment processing fees in Qiwi Distribution in 2011 through 2013 was sustained as a result of these loading and reloading transactions in Visa Qiwi Wallet. In addition, as Visa Qiwi Wallet’s business has grown, QIWI has increased the number of merchants who process payments through Visa Qiwi Wallet. Payments to these merchants may be made through QIWI’s kiosks and terminals, which has also contributed to increased intersegment revenues in Qiwi Distribution.

The Company’s strategy with respect to its kiosks and terminals distribution network is to use this distribution network as a key payment channel to support the growth of Visa Qiwi Wallet. Therefore, it no longer views this distribution network as a separate revenue generating unit.

Comment 3:	We note your statement that the CEO is actively involved in the day-to-day operations of the Company. Please tell us the nature of these activities, as well as the parties with whom he meets, the nature of the items discussed, and the information reviewed as part of these daily activities.

Response:	We respectfully advise the Staff that, as previously described in our Response Letter, the CEO is actively involved in the day-to-day operations of the Group and regularly chairs meetings on key projects of the Group. The CEO regularly meets with the senior managers identified in our response to Comment 1 of this letter, during which meetings the CEO reviews and discusses all operational aspects of the Group, including its production pipeline, effectiveness of the Group’s marketing campaigns, consumer demand, terms of credit to its agents and overall tariff strategy. In addition, the CEO is responsible for overseeing the budgeting process, the general execution of the Group’s operational and financial targets—setting both qualitative and quantitative goals in each quarter and year for the Group—and setting the remuneration of senior management within the policies set by the Board of Directors’ Compensation and Remuneration Committee.

The CEO frequently meets with the Group’s clients, including its large agents and merchants, as well as with potential partners of the Group, where he negotiates key terms of various contracts with those parties and discusses the strategy for any joint projects. The CEO also actively participates in investor relations activities and meets with key investors.

Comment 4:	We note from your response to comment 1 that the Company does not separate Qiwi Distribution, Visa Qiwi Wallet and “Corporate and other” segments in the presentation of operating results to the CEO. Please tell us whether such segment operating results information is regularly provided to your COO. In addition, tell us whether this information is included in the reports provided to the Board of Directors.

Securities and Exchange Commission

November 19, 2014

Response:	We respectfully advise the Staff that since the change in the Company’s segment reporting on January 1, 2014, this information is not provided to the CEO, the COO or the Board of Directors and is not otherwise prepared for review by senior management of the Company.

Comment 5:	We note from your response to comment 2 of our letter dated September 23, 2014 that the budget is prepared by the management team. Identify for us the “management team” that prepares your budgets and describe in greater detail the budgeting process, including the levels at which the budgets are initially prepared (e.g., Visa Qiwi Wallet and Qiwi Distribution), how they are aggregated, and who reviews and approves the budgets at each level of preparation. In addition, where the performance of the company exceeds or falls short of expectations, describe the nature of the information and level of detail conveyed to explain the performance to the CEO, including the individuals involved in those discussions.

Response:	We respectfully advise the Staff that the budgeting process is led by the CEO supported by the CFO. The CEO sets the overall targets for the budgeted year, including payment volumes, net revenue and net profit. These targets are communicated to the senior managers identified in our response to Comment 1 of this letter and such senior managers prepare a budget for each of their respective functions. In preparing such budgets, each senior manager develops a number of targets for its respective function, which include a detailed breakdown of volumes, revenues, costs and certain additional operational data. This information is then reviewed and consolidated by the CFO. In case there are any discrepancies between the targets set by each senior manager and the Group’s overall targets set by the CEO, the CFO discusses such discrepancies with the respective senior manager in order to establish if the budgeted numbers should be amended. After this process is completed, the consolidated budget is further reviewed by the CEO, who discusses the budget in detail with the senior managers as needed and may make additional amendments to the budget or will otherwise approve it. Following review and approval by the CEO, the budget is presented to the Company’s Board of Directors by the CEO for discussion and approval.

If the performance of the Group exceeds or falls short of the budgeted numbers and if that amount is significant, the CFO, in consultation with the respective senior manager who oversees the relevant function with the deviation, presents the reasons for the deviation to the CEO. The CEO will review the matter and may advise on corrective measures including, among other things, ceasing a project, adding additional resources, or changing Group strategy or project timing. The CEO also provides a quarterly report on such deviations to the Board of Directors.

Comment 6:	We note from your response to comment 2 that the CEO manages the remuneration of executives. Please explain to us how variable compensation for executives is determined (i.e., whether compensation is based on performance of the payment channel or based on performance by geographic region or on some other basis).

Response:	We respectfully advise the Staff that all senior management currently have the following remuneration package: (i) an annual fixed salary that is determined at the beginning of

Securities and Exchange Commission

November 19, 2014

each year and (ii) an annual bonus which is discretionary and of which 50% is linked to the annual adjusted net profit and 50% is linked to the annual adjusted net revenue of the Group (each as calculated in the reports filed or furnished by the Company with the Commission from time to time) and is paid following completion of the audit of the Company’s annual financial statements.

Comment 7:	We note from your response to comment 2 that the COO is primarily responsible for new projects and that the CEO regularly chairs meetings on key projects. Please describe to us the projects your business undertakes and how you determine responsibility for a project between the CEO and COO. Examples may enhance our understanding.

Response:	We respectfully advise the Staff that the COO is primarily responsible for coordinating the execution of new projects in the Group’s core business area of payment processing and monitoring the performance of such projects on an ongoing basis.

A new project will be managed by one of the senior managers identified in our response to Comment 1 of this letter, as appropriate, though a majority of the projects undertaken by the Group are managed by the Head of Sales and Marketing, as the Head of Sales and Marketing oversees the majority of the revenue generating activities of the Group. Depending on the significance of a project, the CEO may be involved in its management. For example, QIWI recently launched a project with eBay Inc., which entails QIWI being a payment option for eBay in Russia. Although this project was managed by Head of Sales and Marketing, the CEO was significantly involved in the project due to its importance. The CEO negotiated the key terms of the contract with eBay Inc. and monitored the project’s execution.

Where the Group undertakes a new project in payment processing, the COO will coordinate the project’s execution within the Group. The COO will plan for the necessary cross-functional resources to be deployed, such as staffing, IT development and legal support. The COO will also assist in financial and operational analysis of the project and post-implementation assessment of the project. Following the management reorganizational changes referenced in our response to Comment 1 of this letter, these tasks will be carried out by the Head of Product Development. All other significant aspects of the project’s management, such as setting project targets, timing of the project, and obtaining operational results are the responsibility of the senior manager who is managing the project.

Notes to the consolidated financial statements, page F-9

2. Principles underlying preparation of consolidated financial statements, page F-12

Comment 8:	We reviewed your response to comment 4 in our letter dated September 23, 2014. Please tell us how you have complied with the disclosure requirement in paragraph 13(c) of IFRS 12.

Response:	We respectfully advise the Staff that the Company complied with the disclosure requirement in paragraph 13(c) of IFRS 12 by disclosing the carrying amount of reserves at the Central Bank of The Russian Federation held by its subsidiary QIWI Bank in the amount of RUB 108,695 thousand as of December 31, 2013 (RUB 54,683 thousand as of

Securities and Exchange Commission

November 19, 2014

December 31, 2012) disclosed in Note 17 on page F-58 pf the Annual Report and carrying amount of debt instruments pledged in the amount of RUB 1,946,306 thousand as of December 31, 2013 (RUB 1,174,700 thousand as of December 31, 2012) disclosed in Note 28 on page F-70 of the Annual Report.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7 072 7026. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7026 or Natalia Starygina of Ernst & Young LLC on +7 495 7559700.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi

cc:	Securities and Exchange Commission
Yolanda Guobadia
Robyn Manuel

QIWI plc
Sergey Solonin
Alexander Karavaev
Yakov Barinsky

QIWI PLC

Severnoe Chertanovo Microdistrict, 1A, building 1

Moscow, 117648

The Russian Federation

November 19, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

Re:	QIWI plc Form 20-F for the Fiscal Year Ended December 31, 2013 Filed March 12, 2014
Response dated October 6, 2014 File No. 001-35893

Dear Mr. Thompson:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated November 6, 2014, in response to the Company’s letter to the Commission dated October 6, 2014, in connection with the Form 20-F for the fiscal year ended December 31, 2013 (the “Filing”) of QIWI plc (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QIWI plc

/s/ Alexander Karavaev
Name:	Alexander Karavaev
Title:	Chief Financial Officer